Exhibit 3.2

CERTIFICATE OF ELIMINATION

OF SHARES OF

SERIES G CONVERTIBLE PREFERRED STOCK,

OF

XWELL, INC.

Pursuant to the provisions of Section 151(g) of the General Corporation Law of the State of Delaware (the “DGCL”), it is hereby certified that:

1.             The name of the corporation (hereinafter referred to as the “Company”) is XWELL, Inc., a Delaware corporation.

2.             The designation of the series of shares of stock of the Company to which this certificate relates is the Series G Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”).

3.             The voting powers, designations, preferences, and the relative, participating, optional, or other rights, and the qualifications, limitations, and restrictions of the Preferred Stock were provided for in resolutions adopted by the Board of Directors of the Company (the “Board”) pursuant to authority expressly vested in it by the provisions of the Amended and Restated Certificate of Incorporation of the Company (as amended, the “Certificate of Incorporation”). The Certificate of Designations setting forth said resolutions have been heretofore filed with the Secretary of State of the State of Delaware pursuant to the provisions of Section 151 (g) of the DGCL.

4.             The Board has adopted the following resolution:

WHEREAS, the Board has determined it to be in the best interest of the Company to eliminate the Series G Convertible Preferred Stock, par value $0.01 per share (the “Eliminated Preferred Stock”), none of which is outstanding as of the date of these resolutions; and

WHEREAS, the Board has reviewed the draft Certificate of Elimination of the Eliminated Preferred Stock.

NOW, THEREFORE, BE IT RESOLVED, that none of the Eliminated Preferred Stock shall be issued after the date hereof.

FURTHER RESOLVED, that pursuant to Section 151(g) of the DGCL, it is advisable and in the best interest of the Company to (i) eliminate the previous designation of 4,000 shares of Series G Convertible Preferred Stock, none of which are outstanding as of the date hereof, (ii) cause such shares of Eliminated Preferred Stock to resume the status of authorized but unissued shares of preferred stock of the Company and (iii) eliminate all reference to the Eliminated Preferred Stock from the Company’s Certificate of Incorporation filed with the Secretary of State of the State of Delaware.

FURTHER RESOLVED, that the Authorized Officers be and each hereby is authorized and directed to execute and file a Certificate of Elimination setting forth this resolution with the Secretary of State of the State of Delaware pursuant to the provisions of Section 151(g) of the DGCL for the purpose of eliminating from the Certificate of Incorporation of the Company all reference to the said Eliminated Preferred Stock.

5.             This Certificate of Elimination shall be effective as of 4:00 p.m. Eastern Time on March 4, 2026.

IN WITNESS WHEREOF, the Company has caused this Certificate of Elimination to be signed by an authorized officer, as of the 4th day of March, 2026.

XWELL, INC.

By:	/s/ Ezra T. Ernst
Name: Ezra T. Ernst
Title: Chief Executive Officer